PAGE 1 OF 11 PAGES


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.__________)*

                               ALBION BANC CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   013289103
                         -----------------------------
                                 (CUSIP Number)

             Stephen H. Hersch, 1578 West Jackson Street, Suite 150
                      Painesville, OH 44077 (216) 350-0475
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of person Authorized to Receive Notices and
                                Communications)

                                 March 25, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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                                  SCHEDULE 13D

CUSIP NO.  013289103                                         PAGE 2 OF 11 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Financial Focus, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [  ]
                                                                       (B) [XX]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
NUMBER OF
  SHARES              13,650
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8   SHARED VOTING POWER
    EACH
 REPORTING            -0-
  PERSON          --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      13,650
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.5% (Based on 250,051 shares outstanding as contained in the Issuer's
     Form 10-KSB as filed for the fiscal year ended December 31, 1996.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING*

     PN

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                                  SCHEDULE 13D

CUSIP NO.  013289103                                         PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rugby Concord Management, Inc.
     65-0524382
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [  ]
                                                                       (B) [XX]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Florida

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
NUMBER OF
  SHARES              500
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8   SHARED VOTING POWER
    EACH
 REPORTING            -0-
  PERSON          --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      500
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2% (based on 250,051 shares outstanding as contained in the Issuer's
     Form 10-KSB as filed for the fiscal year ended December 31, 1996.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING*

     CO


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                                                             PAGE 4 OF 11 PAGES

ITEM 1.           SECURITY AND ISSUER

         The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the Common Stock, par value $0.01 per share ("Common Stock"), of Albion Banc Corp. (the "Issuer"). The address for the principal executive offices of the Issuer is 48 North Main Street, Albion, New York 14411-0396.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed jointly by Financial Focus, L.P. ("Financial Focus") and Rugby Concord Management, Inc. ("RCM" and, together with Financial Focus, the "Reporting Persons").

         The information set forth below is provided for each Reporting Person and each person enumerated in General Instruction C to Schedule 13D.

         Financial Focus is a Delaware limited partnership, whose principal business is investing primarily in stocks of thrift institutions, small banks and other financial and financial service companies. The address of its principal business and its principal office is 171 Church Street, Suite 330, Charleston, South Carolina 29401.

         RCM is a Florida corporation, whose principal business is providing investment and financial advisory services and investing primarily in stocks of thrift institutions, banks and other financial and financial service companies. The address of its principal business and its principal office is 200 Rugby Road, West Palm Beach, Florida 33405.

         Polaris Private Managers Ltd. ("Polaris"), a Delaware corporation, is the sole general partner of Financial Focus. The principal business of Polaris is managing the investments of certain limited partnerships, including Financial Focus. The address of its principal business and its principal office is the same as that for Financial Focus.

         John C. Pernell ("Pernell") is the President and sole shareholder of Polaris. He is also President of Polaris Investment Partners, Inc. ("Polaris Investment"), a registered investment adviser, whose principal business is providing administrative and recordkeeping services to Polaris, Polaris Investment and other investment entities. The business addresses for Pernell and Polaris Investment are the same as that for Financial Focus. Pernell is a citizen of the United States.

         Stephen H. Hersch ("Hersch") is the Senior Vice President of Polaris. He is primarily responsible for managing the investments of Financial Focus. Hersch is a shareholder, director and the President and Chief Executive Officer of RCM. He is responsible for providing the advisory services, and managing the investments, of RCM. Hersch is a control person of RCM. His business address is 1578 West Jackson Street, Suite 150, Painesville, Ohio 44077. Hersch is a citizen of the United States.



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                                                             PAGE 5 OF 11 PAGES



         During the last five years, none of the Reporting Persons or the other persons described above in this Item 2 (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (II) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons and the other persons described above in this Item 2 disclaims (I) the existence of any group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"); (II) beneficial ownership of any shares of Common Stock attributed to such Reporting Person (other than the shares of Common Stock beneficially owned by RCM) or such other person by this Statement for the purposes of Section 13(d) of the Act; and (III) beneficial ownership of any shares of Common Stock attributed to any other Reporting Person or any other person by this Statement for purposes of Section 13(d) of the Act.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Polaris used $249,746.50 of its funds in making the purchase of 13,650 shares of Common Stock. Financial Focus has established a margin account at Bear, Stearns Securities Corp. ("Bear Stearns") in which it may borrow certain funds for the purpose of purchasing securities. The amount of funds that Financial Focus may borrow in its margin account is subject to the rules and regulations of the Board of Governors of the Federal Reserve System and the exchange or market where securities transactions are executed, and the policies and regulations of Bear Stearns. Although Financial Focus maintained margin balances in its margin account at varying times during the period in which it purchased such shares of Common Stock, it is unable to reasonably determine whether such shares were purchased with borrowed funds.

         RCM used $9,406.25 of its funds in making the purchase of 500 shares of Common Stock. Such shares of Common Stock were not purchased with borrowed funds.

ITEM 4.           PURPOSE OF TRANSACTION

         Each of the Reporting Persons acquired its shares of Common Stock for investment purposes only. Each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the actions enumerated in
Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Reporting Persons may, based on a continuing review of its investment in shares of Common Stock (which review may include conditions affecting the general economy, the relevant regional economy, the securities markets, the financial institution and thrift industries and the Issuer), acquire additional shares of Common Stock or dispose of shares of Common Stock, and/or modify or change the purpose of its acquisition.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Financial Focus may be deemed to own beneficially 13,650 shares of Common Stock held for the principal benefit of its limited partners which, based on the 250,051 outstanding


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                                                             PAGE 6 OF 11 PAGES



shares of Common Stock described in the Issuer's Form 10-KSB as filed for the fiscal year ended December 31, 1996, represent 5.5% of such outstanding shares.

         RCM owns beneficially 500 shares of Common Stock which, based on the 250,051 outstanding shares of Common Stock as contained in the Issuer's Form 10-KSB as filed for the fiscal year ended December 31, 1996, represent 0.2% of such outstanding shares.

         Each of Financial Focus, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock which may be attributed to him or it, as described above in Item 2.

         (b) Financial Focus may be deemed to have sole voting power and sole disposition power with respect to 13,650 shares of Common Stock held for the principal benefit of its limited partners; if however, any of the limited partners of Financial Focus were to withdraw their capital from Financial Focus, it could be required to dispose of some of all of such shares in order to return the capital of such limited partner(s) to them and, in such case, Financial Focus may be deemed to share disposition power with the limited partners of Financial Focus with respect to such shares.

         RCM has sole voting power and sole disposition power with respect to 500 shares of Common Stock.

         Each of Financial Focus, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock attributed to him or it, as described above in Item 2.

         (c) During the past sixty (60) days, Financial Focus effected the following transactions in shares of Common Stock by making purchases of such shares on the National Association of Securities Dealers Quotation (NASDAQ) System, as follows:

                                                           PRICE
             DATE             NO. SHARES                 PER SHARE
             ----             ----------                 ---------
             3-6-97               7,100                   $18.00

             3-12-97              3,700                   $18.81

             3-25-97              2,850                   $18.37

         During the past sixty (60) days, RCM effected the following transaction in shares in Common Stock by making the purchase of such shares on the National Association of Securities Dealers Quotation (NASDAQ) System, as follows:

              DATE             NO. SHARES             PRICE PER SHARE
              ----             ----------             ---------------
              3-12-97               500                    $18.81



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                                                             PAGE 7 OF 11 PAGES



         (d) As noted in paragraph (b) of this Item 5, if any of the limited partners of Financial Focus were to withdraw their capital from Financial Focus they could, in effect, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock from Financial Focus. In addition, if any of the persons identified in Item 6 of this Statement in connection with Financial Focus had the right to receive or the power to direct the receipt of profits from Financial Focus, after it received dividends from, or proceeds from the sale of, such shares of Common Stock, then in such case such persons could be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock from Financial Focus.

         Each of Financial Focus, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock, as described above in Item 2.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Limited Partnership Agreement of Financial Focus (Amended and Restated as of November 1, 1995) ("Partnership Agreement") by and among Polaris, as general partner, and the limited partners, if for any fiscal year a limited partner has a net profit, an amount equal to twenty percent (20%) of such net profit will be deducted from the limited partner's capital account and reallocated to Polaris as of the end of such fiscal year. Under a loss carryforward provision of the Partnership Agreement, no deduction from a limited partner's capital account with respect to 20% of any net profits will be made from the capital account of a particular limited partner with respect to a fiscal year until any net loss previously allocated to the capital account of such limited partner has been offset by subsequent net profits allocated to the capital account of such limited partner.

         Polaris will allocate the amounts deducted from the capital accounts of the limited partners to its capital account and the capital accounts of such limited partners as it may designate in such proportions as it may determine. Polaris anticipates that the reallocation to certain limited partners of a portion of its 20% share of net profits will only be made to limited partners who are officers or employees of Polaris or relatives of such persons. Polaris and Hersch have an oral understanding that Hersch's compensation will include twenty-five percent (25%) of its 20% share of net profits, if any.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Copies of the following documents are filed as exhibits to this
Statement:


Exhibit 1 Agreement Relating to Filing of Joint Acquisition Statement Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934 by and between Financial Focus, L.P. and Rugby Concord Management, Inc. dated April 18, 1997.


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                                                             PAGE 8 OF 11 PAGES



Exhibit 2 Excerpt (Section 6.01 (b)) from the Limited Partnership Agreement of Financial Focus, L.P. (Amended and Restated as of November 1, 1995) by and among Polaris Private Managers, Ltd., as general partner, and the limited partners thereto.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   FINANCIAL FOCUS, L.P.



APRIL 18, 1997                     S/ STEPHEN H. HERSCH
---------------------------------- --------------------
                  Date                       Signature



                                   Stephen H. Hersch, Senior Vice President
                                   Polaris Private Managers, Ltd., General
                                   Partner of Financial Focus, L.P
                                   -----------------------------------------
                                                 Name/Title


                                   RUGBY CONCORD MANAGEMENT, INC.



APRIL 18, 1997                     S/ STEPHEN H. HERSCH
---------------------------------- --------------------
                                              Signature



                                   Stephen H. Hersch,
                                   Pres. & Chief Executive Officer
                                   -------------------------------
                                             Name/Title



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                                                             PAGE 9 OF 11 PAGES



                                  EXHIBIT INDEX
                                       TO
                                  SCHEDULE 13D


CUSIP No.013289103

                                                            SEQUENTIAL
EXHIBIT       DESCRIPTION                                    PAGE NO.
-------       -----------                                   ----------
Exhibit 1     Agreement Relating to Filing of Joint             10
              Acquisition Statement Pursuant to
              Rule 13d-1(f) under the Securities
              Exchange Act of 1934 by and
              between Financial Focus, L.P. and
              Rugby Concord Management, Inc.
              dated April 18, 1997.



Exhibit 2     Excerpt (Section 6.01 (b)) from the                11
              Limited Partnership Agreement of
              Financial Focus, L.P.  (Amended and
              Restated as of November 1, 1995) by
              and among Polaris Private Managers,
              Ltd., as general partner, and the
              limited partners thereto.